September 1, 2006
VIA FEDERAL EXPRESS AND EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 Commission File No. 333-136039
Dear Mr. Reidler:
     We are responding to the comments contained in your letter to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc., dated August 17, 2006. The comments should be read in connection with the enclosed copy of Amendment No. 1. filed on the date hereof (the “Amendment”), which has been marked to show changes to the Registrant’s Registration Statement on Form S-1 filed on July 25, 2006. We refer to Catalyst Pharmaceutical Partners, Inc. as the “Registrant”.
Comments Applicable to the Entire Prospectus
1.	Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding these materials.

Issuer’s Response

The Registrant does not currently intend to include pictures, graphics, or visuals in its printed prospectus, but understands that if it decides to add pictures, graphics, or visuals

Securities and Exchange Commission
September 1, 2006

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to its printed prospectus, it will need to provide such pictures, graphics or visuals to the staff for their review and comment before distributing such printed prospectus.
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware you must file this amendment prior to circulating the prospectus.

Issuer’s Response

The Registrant is aware of its obligation to file an amendment containing pricing-related information before circulating a preliminary prospectus.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona-fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Issuer’s Response

The Registrant understands that its price range must be bona fide. The Registrant also understands the staff’s views on this issue.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Issuer’s Response

The Registrant understands that comments to one section of the Registration Statement may have applicability to other sections, and the Registrant has made all such changes as applicable.
General
5.	Please provide a current signed and dated consent from your independent accountants in the amendment for which effectiveness will be requested.

Issuer’s Response

The Registrant understands that a current signed and dated consent from its registered independent public accounting firm will be required to be included in any amendment to the Registration Statement for which effectiveness will be requested, and the Registrant will comply with this request.

Securities and Exchange Commission
September 1, 2006

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Prospectus Summary, page 1
6.	Throughout the document, including in your Business section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. Please provide us with copies of the sources in which you obtained the statistical and other figures. Those copies should be marked to indicate the information supporting your statements.

Issuer’s Response

On behalf of the Registrant, we have already provided the staff supplementally with copies of the source materials referred to in the registration statement. As requested, we have marked such materials with the information supporting all such statements.

7.	We note your disclosure of the results of your clinical trials throughout this section and in your Business section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

Issuer’s Response

The Registrant has modified its disclosure throughout the Registration Statement regarding the two pilot studies conducted in Mexico in 2003 and 2004 to reflect that such studies do not provide enough evidence regarding safety and efficacy to support an NDA filing for CPP-109 with the FDA, and that the results of subsequent clinical trials may not corroborate earlier results.

8.	You indicate that you intend a merger with your predecessor, Catalyst Pharmaceutical Partners, Inc., a Florida company incorporated in 2002, prior to the completion of the offering where you will succeed to all of its assets, liabilities, rights and operations. Please indicate specifically when this merger will occur in an appropriate section of your document. Please also explain why you and not your predecessor proceeded with this IPO? You should provide similar information in your Business section.

Issuer’s Response

The Registrant has stated in its prospectus that prior to completing its initial public offering it intends to reincorporate in Delaware through a merger (the “Merger”) of Catalyst Pharmaceutical Partners, a Florida corporation (“Catalyst Florida”) with and into the Registrant, Catalyst Pharmaceutical Partners, Inc., a Delaware corporation. Upon effectiveness of the Merger, the Registrant, which is currently a wholly-owned subsidiary

Securities and Exchange Commission
September 1, 2006

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of Catalyst Florida, will succeed to the assets, liabilities, rights and obligations of Catalyst Florida. The Registrant elected to file its Registration Statement prior to completion of the Merger based on its expectation that the Merger would be completed before its Registration Statement became effective.

The Registrant was organized on July 21, 2006 and Catalyst Florida was organized on January 4, 2002. As of August 14, 2006: (i) the Board of Directors and sole stockholder of the Registrant had approved the Agreement and Plan of Merger (the “Merger Agreement”) between Catalyst Florida and the Registrant under which Catalyst Florida will be merged with and into the Registrant effective upon the filing of Articles of Merger and a Certificate of Merger with the appropriate authorities in Florida and Delaware, respectively, and (ii) the Board of Directors and the holders of more than the requisite number of outstanding securities of Catalyst Florida (voting as a single voting group and acting by written consent) required to approve the Merger had approved the Merger and the Merger Agreement. Further, as of August 16, 2006, the Catalyst Florida shareholders who did not consent to the Merger had been given notice of the Merger in accordance with applicable Florida law. Once the applicable period for Catalyst Florida’s shareholders to dissent from the Merger has lapsed (close of business on September 5, 2006), the Registrant and Catalyst Florida will file Articles of Merger and a Certificate of Merger with the appropriate authorities in Florida and Delaware, respectively, and the Merger will become effective. The Merger is expected to become effective on or about September 6, 2006.

Information setting forth the details of the Merger has been added, where appropriate, to the text of the Registration Statement.

9.	You also indicate that you intend to reincorporate in Delaware in the near future. Please indicate when you expect the reincorporation will occur in an appropriate section of your document.

Issuer’s Response

See response to Question 8.

10.	You indicate in this section that you intend to commence a Phase II study during the fourth quarter of 2006 for the treatment of cocaine addiction which may provide potential efficacy data supporting the filing of an NDA. Please provide additional disclosure regarding the possible necessity of you having to conduct at least one Phase III trial. If you do not believe you will need to conduct a Phase III trial, please disclose your basis for that belief and any process you will have to undergo conditions you would have to satisfy to avoid the necessity of a Phase III trial.

Issuer’s Response

The Registrant has added language to the text of the Summary on page 4 to discuss the likely need for additional clinical studies, including a U.S. Phase III clinical trial, before the

Securities and Exchange Commission
September 1, 2006

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Registrant is able to file and obtain approval of an NDA for CPP-109. Similar language has been added to “Overview” on page 40 of the Business section.

11.	We note the disclosure you make regarding your ongoing 100 patient study for cocaine addiction and 10 patient study related to reduction of cocaine cravings. Please explain briefly why these studies are being conducted and what phase these studies belong to, if any, and what the studies are designed to show. You should also provide more detailed disclosure on page 43.

Issuer’s Response

The Registrant has added language in the Business section of its Registration Statement on page 46 describing its reasons for supporting investigator studies, including the 100 patient Mexican study described in the Summary at page 5 and in the Business section on page 46, and describing the relevancy of such studies to the Registrant’s product development efforts. The Registrant has also deleted references throughout the text of the prospectus to the proposed cocaine craving study being undertaken by Dr. Haney of Columbia University, since Dr. Haney did not receive the funding that she expected to receive from the National Institute on Drug Abuse to fund the study, and therefore her proposed study is not expected to move forward.

12.	We also note disclosure you make regarding observed results of two open label pilot studies you completed in Mexico during 2003 and 2004. You should relocate these results to page 44 where you can also put them in context by disclosing whether the results have been subject to any type of statistical analysis and, if so, whether the results of trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

Issuer’s Response

The Registrant has added language in the “Summary” on pages 4 and 5 and in the Business section on pages 47 through 50 to better explain the details of the pilot studies and their significance. The Registrant has also added cautionary language to the text describing the pilot studies to make clear that the pilot studies are not sufficient to support an NDA filing and that the results of the pilot studies may not be duplicated in future studies. Notwithstanding, the Registrant believes the results of the pilot studies were very supportive of the efficacy of using vigabatrin to treat cocaine and methamphetamine addiction and were statistically significant. As a result, the Registrant believes that the discussion on the pilot studies belongs in both the Summary and the Business section. The Registrant has also expanded its discussion of the pilot studies in both the Summary and the Business section to provide relevant published information about the pilot studies. In that regard, copies of the articles that appeared in Synapse, a peer-reviwed medical journal focused on the structure and study of synaptic function, that describes the pilot studies have already been sent to the staff supplementally.

Securities and Exchange Commission
September 1, 2006

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Our Business Strategy, page 4
13.	We note your summary of the primary goals for your company for the future. Please balance the discussion of your strategy in the summary with a discussion of obstacles implementing the stated goals.

Issuer’s Response

The Registrant has added language to the section in the Summary entitled “Risks Affecting Our Business,” on page 6 which immediately follows the discussion of our “Business Strategy” to cover as appropriate in summary form the risks relating to the implementation of the Registrant’s stated goals.
Risks Affecting Our Business, page 5
14.	Please revise the embedded list of risks in bullet format.

Issuer’s Response

The list of risks has been placed in bullet form.
The Offering, page 6
15.	We note the disclosure you have in the “Use of Proceeds” section. Please revise the embedded list setting forth the net proceeds purposes in bullet point format.

Issuer’s Response

The “Use of Proceeds” discussion is now in bullet form.
     Summary Financial Data, page 6.
16.	Please present pro forma net loss per share for the year ended calculated as if all the convertible preferred stock were converted into common stock as of the beginning of the year ended December 31, 2005 or from their respective date of issuance, if issued after the beginning of the year. Please make similar changes to you presentation of Selected Financial Data on page 29.

Issuer’s Response

The Registrant has added to its statement of operations data the pro forma net loss per share for the year end calculated as if all of the Registrant’s Series A Preferred Stock had been converted into common stock as of the beginning of the year ended December 31, 2005 and for the six month period ended June 30, 2006. As discussed with Mr. Sherman of your office on Thursday, August 31, 2006, since the Registrant’s Series B Preferred Stock was

Securities and Exchange Commission
September 1, 2006

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not issued until July 2006, no pro forma adjustment is being made to Statement of Operations with respect to the Series B Preferred Stock. Similar changes have been made to the Registrant’s presentation of Selected Financial Data.
     Risk Factors, page 9.
17.	Please delete the statement “Additional risks and uncertainties not currently known to us or that we currently do not deem material may also become important factors that may materially and adversely affect our business.” It is not appropriate to refer to other risks that are not disclosed.

Issuer’s Response

The sentence has been deleted as requested.

18.	You indicate on page 35 of your Business section that if you are unable to generate a sufficient amount of revenue to finance your future operations, product development and regulatory plans, you may seek to raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. You indicate that any sale of additional equity convertible debt securities could result in dilution to your stockholders. Please consider discussing the dilution risks you may face in a new separate risk factor. To the extent you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as to why no separate risk factor discussion is warranted.

Issuer’s Response

Language has been added to the dilution risk factor on page 23 to address this issue. See also the Registrant’s response to Comment No. 19.

19.	Additionally, please consider adding a risk factor discussing your need to raise additional financing in the future beyond what you intend to raise in the public offering, and the consequences to your operations if you are not able to raise the additional financing. If you decide to include this risk factor, please place this risk factor discussion in close proximity to the risk factor discussion regarding the dilution consequences of you raising additional financing. If you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as why no separate risk factor discussion is warranted.

Issuer’s Response

A new risk factor has been added on page 23 to address the risk that the Registrant may need to raise additional capital in the future. As requested, such risk factor has been placed in close proximity to the dilution risk factor. This new risk factor also addresses the question raised by the staff in Comment No. 20.

Securities and Exchange Commission
September 1, 2006

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20.	You also indicate on page 35 of your Business section that to the extent you raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to your technologies or grant sublicenses not on terms favorable to you. Please consider discussing these risks in a new separate risk factor. To the extent you do not believe a separate risk factor is necessary, please provide us with a detailed explanation as to why no separate risk factor discussion is warranted.

Issuer’s Response

See the Registrant’s response to Comment No. 19 above. The Registrant believes that the sentence added to the end of the risk factor discussed in Comment No. 19 is sufficient to deal with this issue, and that a separate risk factor is not required.
“We are a developmental stage company whose limited operating history...,” page 9
21.	Please revise this risk factor heading to indicate that your company has no products available nor have you ever had any products available for commercial sale.

Issuer’s Response

The requested language has been added to the risk factor on page 9.

22.	This risk factor appears to be focused on the difficulties with evaluating your future performance based on your limited operating history. In that regard, please remove your discussion relating to risks associated with your ability to manage future growth to the risk factor entitled “We may encounter difficulties in managing our growth, which would adversely affect our results of operations” on page 12.

Issuer’s Response

The Registrant has removed the language regarding the management of future growth from this risk factor and added the information contained in this risk factor to the risk factor on managing growth on page 14.
“We are subject to product development risks, page 9
“We have not received regulatory approval in the United States ...,” page 16
“If our non-clinical or clinical trials are unsuccessful or significantly ...,” page 17
“If the FDA does not accept an NDA from us based on the results ...,” page 18
23.	The above referenced risk factors all appear to contain overlapping disclosures and numerous risks that warrant separate discussion. Please revise all of the above referenced risk factors to eliminate all redundant disclosure. Additionally, please revise these risk factors so that each risk factor contains a header and risk factor discussion that addresses only one risk and the consequences that could result from that risk.

Securities and Exchange Commission
September 1, 2006

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Issuer’s Response

The risk factors set forth above have been revised as appropriate to eliminate overlapping disclosures and to make sure, to the extent appropriate, that each risk factor contains only one risk.
“We rely on third parties to conduct our trials and if they do not...,“page 11
24.	Please indicate if you have alternative means available if your relationship with the academic institutions, corporate partners or any of the other third parties terminate. If any of these parties will be difficult to replace or will cause delays in receiving regulatory approval, identify party and file any agreements with these parties as exhibits.

Issuer’s Response

Language has been added to the risk factor on page 12 to reflect the Registrant’s belief that suitable replacements could be found to provide necessary contract services if its relationships with third parties were terminated.
“We will need to develop marketing, distribution and production...,” page 12
25.	Please identify the manufacturer that you have entered into the production of CPP-109 for use in your U.S. Phase II trial as well as if you are successful in obtaining FDA approval to commercialize this product. Please also describe the material terms of the agreement you have in your Business section and file the agreement as an exhibit. If you did not believe the agreement is material to you and therefore not required to be filed, please provide us with a detailed explanation as to why the agreement is not material to you.

Issuer’s Response

The material terms of the Registrant’s agreement with its contract manufacturer are now described on page 39 (in MD&A), and a cross reference has been added to the text on page 53 of the Business section referring the reader to the description of the terms of this agreement. As requested, a copy of the Registrant’s agreement with its contract manufacturer has been filed as an exhibit to the registration statement.

Securities and Exchange Commission
September 1, 2006

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     “Our business is subject to substantial competition.” page 12
26.	If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business. Also, you should consider naming your most relevant competitors whose business activities could have a material adverse effect on your prospects or business going forward. If there are too many competitors to name, please disclose the approximate number of competitors in your target markets.

Issuer’s Response

A cross reference has been added to the “Competition” risk factor on page 13 to refer investors to the extensive discussion on potentially competitive products under development contained in the Business section at pages 50 and 51.
“We have no experience as a public company, and the obligations ...,” page 13
27.	You indicate that you have a “very small accounting department.” Please quantify how many employees you have in this department.

Issuer’s Response

The risk factor has been modified to disclose the size of the Registrant’s accounting staff and to disclose the Registrant’s plans to hire an experienced Controller/Chief Accounting Officer after completion of the offering. The Registrant has also added disclosure to this risk factor regarding a material weakness that has been identified in the Registrant’s internal controls.
“We are dependent on our relationship and license agreement with ...,“page 14
28.	Please describe your patents for any key products and the expiration date of such patents.

Issuer’s Response

The expiration dates of the issued patents have been added to the risk factor on page 15. Additionally, a cross reference has been added to the text of the risk factor so that readers can review the more elaborate description of the Registrant’s licensed patents on page 52.

29.	You discuss risks associated with your academic collaborators having certain rights to publish data and information in which you have rights. In a separate new risk factor, please discuss the risks and consequences associated with you possibly losing proprietary position a result of your academic collaborators having certain publishing rights to the data obtained from clinical studies. If you do not believe a

Securities and Exchange Commission
September 1, 2006

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separate risk factor discussion is warranted, please provide us with a detailed explanation as to why no separate risk factor discussion is needed.

Issuer’s Response

The Registrant does not believe that it will lose any proprietary position as a result of publication by academic collaborators of data obtained from clinical studies. Thus, the Registrant has removed the language to that effect from the risk factor.
“We may incur substantial costs as a result of litigation or other ...,” page 15
30.	Please disclose who has the obligations to take necessary actions to protect patents under your license agreements with respect to your patents that you received from your license agreement with Brookhaven. If you do not have the obligation to take action, do you have the right to take necessary actions if the Brookhaven does not?

Issuer’s Response

Under the license agreement between the Registrant and Brookhaven, each party has an obligation to the other to notify the other of any infringement of the licensed patents of which they become aware. Neither party has an obligation to institute a suit against any alleged infringer of the licensed patents. However, the Registrant has the right to bring such suit, either in its own name or jointly in its own name and in Brookhaven’s name. In such a case, the Registrant is responsible under the license agreement for all costs associated with such suit; however, the Registrant may withhold during the term of any such legal action any and all royalty payments due to Brookhaven in an equal amount to the costs of such legal action. The Registrant is entitled to all proceeds that may result from such suit, after repayment to Brookhaven of withheld royalties. If the Registrant elects to abandon any such suit after commencing proceedings, it has an obligation to notify Brookhaven, who may, if it so desires, continue prosecution of such suit.

The Registrant has added an additional paragraph to its risk factor on IP litigation on page 17 to discuss this issue.

31.	Please indicate when Ovation Pharmaceuticals announced its intention to seek to develop its Sabril brand, a formulation of vigabatrin, for the treatment of cocaine addiction.

Issuer’s Response

To the Registrant’s knowledge, Ovation announced its intention to develop Sabril for the treatment of cocaine addiction at a UBS Global Specialty Pharmaceuticals Conference in April 2006. This information has been added to the risk factor on page 17 and to the Competition discussion in the Business section on page 51.

Securities and Exchange Commission
September 1, 2006

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“If our non-clinical or clinical trials are unsuccessful or significantly...,“page 17
32.	You indicate that you may experience difficulties in enrolling patients in your clinical trials. To the extent you have experienced difficulties in enrolling patients in the past, please revise your disclosure to briefly explain the difficulties you experienced and the impact it made on your studies or research project.

Issuer’s Response

Since the Registrant has not yet completed any of its own studies, it does not have specific experiences of difficulties in enrolling patients in the past. However, the Registrant has been advised by members of its Scientific Advisory Board that such difficulties are normal in studies of pharmaceutical products being tested for use in treating addiction.
“We have not conducted any non-clinical testing for CPP-109 and we are...” page 18
33.	Please define what carcinogenicity studies mean.

Issuer’s Response

The definition of “carcinogenicity studies” has been added on page 19.
“If the FDA does not accept an NDA from us based on the results or our ...” page 18
34.	This risk factor appears to be discussing two risks; one is the risk of not being granted accelerated approval and other is the risk of being granted accelerated approval and being required to do post-marketing studies. Each risk factor discussion should only contain discussion related to one risk and the consequences stemming from it. Please remove your discussion regarding the potential risks related to your post-marketing studies to the risk factor entitled post-approval marketing of our products will be subject to substantial governmental regulation” on page 19.

Issuer’s Response

The requested changes have been made on pages 19 and 20.
“We are effectively controlled by our Chairman and Chief Executive Officer.” page 20
35.	Please indicate how many shares Mr. McEnany will own after the offering.

Securities and Exchange Commission
September 1, 2006

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Issuer’s Response

Information about Mr. McEnany’s ownership of shares following the offering has been added on page 22.
“You will experience immediate and substantial dilution as a result of this ...” page 21
36.	Please revise this risk factor to explain that investors who purchase shares will:
•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

•	Contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and ___% of the voting rights.
Issuer’s Response

The Registrant has added a cross reference on page 23 to the “Dilution” section of the prospectus, which contains all of the requested information regarding the impact of dilution on investors in this offering.
“Future sales of our common stock may cause our stock price to....“page 22
37.	Please indicate how many shares of your common stock will be available immediately for sale after the offering.

Issuer’s Response

The requested information has been added to the risk factor on page 24.

38.	Please indicate that some of your shares will be subject to lock-up agreements, which are generally for a 180 day period.

Issuer’s Response

The requested information has been added to the risk factor on page 24.

39.	You indicate that you intend to register all common stock that you may issue under your 2006 stock option plan as well as stock options previously issued.

Issuer’s Response

The risk factor on page 24 has been revised to reflect that sales of restricted shares, or shares underlying stock options, may impact the market price of the Registrant’s common stock.

Securities and Exchange Commission
September 1, 2006

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“We do not intend to pay cash dividends on our common stock in . . . ..” page 22
40.	Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Issuer’s Response

The risk factor on page 24 has been modified to make clear that rises in market price are uncertain and unpredictable, and to make clear that investors seeking dividend income should not invest in the Registrant’s common stock.
Use of Proceeds, page 24
41.	You disclose that you intend to use the proceeds to begin clinical studies of CPP-109 for methamphetamine addiction, nicotine additional and European studies. Please state the estimated total cost of the methamphetamine and nicotine studies and where you plan to obtain the additional expected sources of funding to compete each of those studies.

Issuer’s Response

The discussion in “Use of Proceeds” on page 26 has been modified to reflect that while the Registrant will use a portion of the net proceeds of the offering to commence studies relating to the use of CPP-109 for the treatment of nicotine addiction and relating to its efforts to seek approval for CPP-109 in Europe (and setting forth the amounts that it will use for those purposes), the Registrant does not currently know how much those studies will ultimately cost and the Registrant will need to obtain the funding for these studies through a future financing. Statements to this effect have been added to the text.

42.	We note the disclosure you provide in the first three bullet points in this section. Please revise your disclosure to clarify, if true, that these amounts will complete the studies or activities set forth in the bullets.

Issuer’s Response

As requested, the Registrant has clarified in the text on page 26 its belief, based on currently available information, that the amounts set forth in the first four bullets of this section will complete each of these studies or activities.

43.	Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State approximate dollar amount for each.

Securities and Exchange Commission
September 1, 2006

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Issuer’s Response

The Registrant has described the types of general corporate expenses that will be paid from the proceeds of this offering.
Capitalization, page 26
44.	Please remove the effect of the automatic conversion of the Series A preferred stock from your presentation of “actual” capitalization. It would appear that this effect would be more appropriately included in the “Pro forma” basis of presentation.

Issuer’s Response

As requested, the Registrant has removed the effect of the automatic conversion of the Series A Preferred Stock from its presentation of actual capital and added it to the Pro Forma presentation.
Dilution, page 27
45.	Please revise to disclose historical net tangible book value and related per share amounts as of the most recent historical balance sheet date. Please show a separate line into in your dilution table for the effects of all conversions of preferred stock subsequent to the balance sheet date.

Issuer’s Response

As discussed in my telephone conversation with Mr. Sherman on Thursday, August 31, 2006, the Registrant believes that it is more meaningful to investors to compare the pro forma net tangible book value as of June 30, 2006 to the initial offering price, since it accounts for the effect of the funds raised in a recently completed private placement. The Registrant also believes that it is not meaningful to provide investors with information about tangible book value per share without accounting for the full conversion of the Series A Preferred Stock and the Series B Preferred Stock, considering that the outstanding preferred shares will automatically convert into shares of common stock on the closing of the public offering. As a result, no change has been made to this section of the Registration Statement.
Management’s Discussion and Analysis of Financial Conditions, page 30

Stock-based compensation, page 31
46.	Please tell us and revise your disclosure to clarify apparent contradictory statements regarding your accounting for employee share-based payments. It appears that you state that you account for these transactions both under the estimated fair value method and the intrinsic value method.

Securities and Exchange Commission
September 1, 2006

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Issuer’s Response

The Registrant has revised its disclosure on page 34 to clarify the contradictory statements about its accounting for employee share-based payments.
Contractual Obligations, page 35
47.	Please provide to us management’s assessment as to why the payments associated with the license agreement with Brookhaven and the agreement with Pharmaceuticals International, Inc. were excluded from the table of contractual obligations. Please refer to Item 303(a)(5) of Regulation S-K. Please include explanatory footnotes to this table necessary to provide pertinent data for an understanding of the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from this table. Please refer to Financial Reporting Release 72, section IV.

Issuer’s Response

The Registrant has added below the table on page 38 information about each of these payment obligations. Because these obligations are contingent on the achievement of certain milestones which will occur in the future, it would be speculative at this time to place the payments into any particular period.
Our Business, page 37
48.	To the extent applicable, please include information about compliance with environmental laws, required by Item 101(c)(1)(xii) of Regulation S-K. Additionally, if you are subject to any environmental laws, please consider adding a risk factor discussing the risks and consequences of activities dealing with any environmentally hazardous materials. If you are not subject to any environmental laws, please briefly explain to us why you are not subject to such laws.

Issuer’s Response

Because the Registrant intends to manufacture its products using the services of a contract manufacturer, it believes that the contract manufacturer will be responsible for compliance with environmental laws in its manufacturing operations. Language has been added on page 53 to this effect.

Securities and Exchange Commission
September 1, 2006

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Overview, page 37
49.	You also indicate that you intend to conduct clinical trials for cocaine addiction in Mexico, which you anticipate will begin the third quarter of 2006. Please clarify the extent to which the FDA will allow you to rely on the results of these trials in support of a new drug application. If the FDA requires that you perform additional testing or is likely to disregard any of these studies, please revise to disclose.

Issuer’s Response

The Registrant has been advised by the FDA in writing that the FDA may consider the Mexican study as clinical support for an NDA filing by the Registrant.

50.	We note your discussion of your Fast Track status by the FDA for your CPP-149 product. Please revise your disclosure to clarify that the Fast Track status does not mean you may eliminate any phases of clinical study. Please also state how the Fast Track status facilitates the drug development and regulatory review process. We note you have provided the disclosure related to how the Fast Track status facilitates the drug development and regulatory review process in the regulatory section of your document.

Issuer’s Response

The discussion on fast track status in the Summary on page 4 and in the Overview section of “Our Business” on page 40 have been modified to make clear that Fast Track status does not mean that the regulatory requirements necessary to obtain a product approval are less stringent and to make clear that Fast Track status may be withdrawn at any time.
Our Clinical Research, page 41
51.	We note your disclosure in this section well as throughout your document regarding the safety aspect related to the potential side effects of VFDs and the use of vigabatrin. Please indicate whether any Phase I studies were conducted by you. If not, please revise your disclosure to explain why no Phase I was required.

Issuer’s Response

While the Registrant will ultimately need to provide the FDA with evidence sufficient to demonstrate that CPP-109 is safe, which is the primary purpose of a Phase I trial, because Sabril has been on the market for many years outside the United States, has been well tolerated in its use and, except for the issue of VFDs, which has been widely reported on by the scientific community, has shown no significant adverse side effects, the Registrant believes that a Phase I clinical trial may not ultimately be necessary. However, the Registrant has included within the funds allocated for the clinical and non-clinical studies that it expects to fund with the proceeds of this offering other studies that may be required, including, if needed, a Phase I clinical trial.

Securities and Exchange Commission
September 1, 2006

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Pilot Studies, page 43
52.	We note your disclosure in this section where you provide the results of earlier or completed studies as well as observed effects from these studies. Please disclose whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

Issuer’s Response

See the Registrant’s response to Comment 12. Additionally, information has been added to the discussion about the pilot studies as to the statistical significance of the studies.
Brookhaven License Agreement, page 46
53.	Please disclose the amounts you have made or incurred to date under agreement with Brookhaven.

Issuer’s Response

The requested information has been added on page 52.
Manufacturing, Marketing and Reimbursement, page 47
54.	You indicate that since the composition of matter patent for vigabatrin has expired, you are free to manufacture CPP-109 subject to the receipt of necessary regulatory approvals. Please explain what regulatory approvals you will need to manufacture CPP-109 or what your manufacturers will need to comply with in order to produce vigabatrin.

Issuer’s Response

In order to commercialize CPP-109, the Registrant will need to obtain approval of an NDA for CPP-109. Further, its contract manufacturer will need to show compliance with cGMP in its manufacturing operation. All such matters are disclosed in numerous places in the registration statement.
Current and historic compensation paid to executives and consultants, page 57
55.	Please provide in tabular format the executive compensation information required by Item 402(b) of Regulation S-K in addition to the narrative information you have provided regarding executive compensation.

Issuer’s Response

As discussed in my conversation with Song Brandon on August 30, 2006, because the Registrant’s Chief Executive Officer received no compensation in 2002, 2003, 2004 or 2005, and the Registrant’s Chief Financial Officer was a consultant receiving the

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compensation described on page 64 of the prospectus, the Registrant does not believe that the chart required by Item 402 of Regulation S-K provides meaningful information to investors, and has therefore elected to exclude it. As discussed, the language on page 63 has been clarified to make clear that Mr. McEnany received no compensation during 2002, 2003, 2004 or 2005 (other than the payment of his health insurance benefits which cost the Registrant less than $10,000 per annum).

56.	Please file each consulting agreement you have with your members of your scientific board. Please also provide the material terms of each such agreement. If you do not believe these agreements are material to you and therefore, not required are to be filed, please provide us with a detailed explanation as to why they are not material.

Issuer’s Response

The Registrant has already disclosed the material terms of its arrangements with various members of its Scientific Advisory Board and has filed all of its agreement as exhibits to the Registration Statement. Not all members of the Scientific Advisory Board have written agreements with the Registrant.
Notice to Investors, page 73
57.	Please identify each member state of the European Economic Area.

Issuer’s Response

The requested information has been included on page 81.
Exhibits
58.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

Issuer’s Response

Additional exhibits have been filed with this Amendment No. 1. The Registrant understands that all exhibits, including our firm’s legal opinion, must be filed prior to granting effectiveness of the Registration Statement.
Signature Page
59.	Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these

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capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Issuer’s Response

The signature pages have been modified to reflect that Jack Weinstein is executing the Registration Statement in his capacity as both the Chief Financial Officer and Chief Accounting Officer of the Registrant.
Financial Statements
Statements of Operations, page F-4
60.	Please revise your income statement presentation to classify non-cash compensation in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F.

Issuer’s Response

The Income Statement has been modified to classify the non-cash compensation expense in the same line as the cash compensation expense payable to the same employee.
Notes to Financial Statements
2. Basis of Presentation and Significant Accounting Policies
g. Stock Based Compensation, page F-8
61.	Please provide the disclosures required by paragraph 45c of SFAS 123, Accounting for Stock-Based Compensation.

Issuer’s Response

The financial statement disclosures have been modified to include in tabular format the disclosures required by paragraph 45c of SFAS 123.
4. Lease Obligations, page F-9
62.	It appears that your minimum lease payments escalate throughout the term of your lease. As such, please disclose the amount of your deferred rent liability as of December 31, 2005.

Issuer’s Response

A sentence has been added to Note 4 on page F-10 stating that the Registrant’s deferred rent liability as of December 31, 2005 was immaterial.

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5. Accrued Expenses, page F-10
63.	Please describe to us the transactions that required the recognition of the common stock payable as of December 31, 2005 and 2004 and why this accounting treatment and presentation is deemed appropriate. Please cite the appropriate accounting literature management relied upon. Please specifically tell us whether this transaction has resulted in any change to the amount of common stock outstanding as of December 31, 2005 and 2004 and/or the calculation of net loss per share.

Issuer’s Response

In 2005 and 2004, the Registrant entered into consulting agreements with non-employees for services that required it to pay consideration of cash and common stock in quarterly installments. In accordance with EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as the common stock was not formally issued until July 2006, the Registrant recognized a liability for these transactions as of December 31, 2005 and 2004, rather than recording the transactions through equity. These transactions did not result in a change in common stock during the respective reporting periods as the common stock was not issued until July 2006. Net loss and the loss per share — basic and diluted were reduced by $105,000 and $0.02, respectively, in 2005 and $20,000 and $0.01, respectively, in 2004, as a result of these transactions.
9. Stock Options Granted, page F-1 1
64.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:
a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

d.	Management’s fair market value per share estimate and how the estimate was made;

e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

f.	The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and,

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h.	The amount of any compensation or interest expense element.

Progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Issuer’s Response

The following sets forth the securities that the Registrant has issued or agreed to issue since January 1, 2005:
•	In October 2004, the Registrant entered into a Consulting Agreement with Jack Weinstein under which the Registrant agreed to grant Mr. Weinstein a stock option to purchase 150,000 shares of the Registrant’s common stock, vesting 50,000 shares immediately, 50,000 shares in October 2005 and 50,000 shares upon completion of a financing of at least $3 million. The option exercise price of the first two tranches of options was $2.00 per share and the option exercise price of the last tranche of options was the price at which the financing is completed. At the time that the Consulting Agreement was entered into, Mr. Weinstein was not a related party.

The $2.00 per share price was the amount that the Registrant believed at the time and throughout 2005 and into the first quarter of 2006 to be the fair market value of its common and common equivalent shares (shares of common stock issuable upon the conversion of the outstanding Series A Preferred Stock). This belief was based on the Registrant’s belief as to its value based on its perception of the valuation of companies in its business and based on its perception as to the investment community’s then view of companies seeking pharmacologic treatments for substance abuse.

•	In January 2005, the Registrant entered into a consulting agreement with Charles O’Keeffe under which it agreed to issue $2,500 per month in shares of the Registrant’s common stock at a cost of $2.00 per share (aggregating 22,500 shares for services through June 30, 2006). On the same date, Mr. O’Keefe was granted a stock option to purchase 200,000 shares of the Registrant’s common stock at an exercise price of $2.00 per share. On the date of the agreement with Mr. O’Keeffe, the Registrant believed that $2.00 per share was the fair market value of the shares. Further, on that date, Mr. O’Keeffe was not a related party.

•	In January 2005, the Registrant needed working capital. At the time, the Registrant was in discussions with several institutional funding sources with respect to a possible institutional placement. In March 2005, the Registrant completed a rights offering to its existing equity holders raising gross proceeds of $1,084,000 at a price of $0.40 per share. This offering doubled the number of common share and common share equivalents outstanding. Since the rights offering was only made to existing holders

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of securities, and to avoid setting a valuation that might impact on its proposed institutional placement, the Registrant elected to price the rights offering at a price having no relation to the Registrant’s views as to the fair value of its equity. As part of the rights offering, the Company doubled the number of options granted to its co-founders, Patrick J. McEnany and Hubert Huckel, M.D., in July 2002, and to Mr. Weinstein, on identical terms to the options previously granted.
•	Early in the third quarter of 2005, the Registrant agreed to issue shares of common stock to several members of its Scientific Advisory Board, for services to be rendered by each such person during the second half of 2005 and the first half of 2006, as follows:

•	Dr. Dewey	3,750 shares per quarter, or 15,000 shares in the aggregate
•	Dr. Brodie	3,750 shares per quarter, or 15,000 shares in the aggregate
•	Dr. Fechtner	5,000 shares per quarter, or 20,000 shares in the aggregate
•	Dr. Laska	6,250 shares per quarter, or 25,000 shares in the aggregate
When the Registrant committed to issue these shares it still believed that the fair market value of its shares was $2.00 per share. Further, although each of these parties is on the Registrant’s Scientific Advisory Board, such persons are independent of the Registrant, as they are employed by other parties, could have required payments to be made for their services in cash, and believed the shares to be valued at $2.00 per share. While the shares were committed in the third quarter of 2005, they were not issued until July 2006.
•	In March 2006, the Registrant committed to issue options to purchase 3,000 shares of its common stock at an exercise price of $2.00 per share to Donald Jasinski, M.D., Ph.D., a member of its Scientific Advisory Board. Dr. Jasinski was not a related party when the agreement was reached.

•	In the first quarter of 2006, the Registrant was granted “Fast Track” status by the FDA with respect to CPP-109. It also determined that the its product development strategy would require a significant Phase II study of CPP-109 and most likely a significant Phase III study of CPP-109. In order to obtain the required funding, early in the second quarter of 2006 the Registrant began discussions with several investment banking firms interested in assisting the Registrant in obtaining the necessary financing.

•	In May 2005, the Registrant concluded that obtaining the required financing needed to complete the clinical studies to develop CPP-109 as a treatment for cocaine and methampetamine addiction to the point where an NDA could be filed for the product would likely take six to nine months, and the Registrant

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wanted to be in a position to move forward with its product development efforts on a more accelerated timetable. The Registrant was also concerned that it would be obligated to spend significant funds on a potential financing, whether or not it was successful. As a result, the Registrant decided to complete a small financing before its larger financing to allow the Registrant to continue its product development efforts while it sought a larger funding and to pay the costs (legal, accounting, etc) of the larger financing.
•	On June 9, 2006, the Registrant launched a private placement of its securities to raise a minimum of $3 million and a maximum of $5 million for these purposes. This private offering valued the Registrant’s equity (on a pre-money basis) at $30 million (in this offering, the Registrant sold shares of its Series B Preferred Stock that were sold at a common share equivalent price of $4.35 per share), which the Registrant believed to be the fair market value of the common and common equivalent shares at that date. This private placement was sold directly by the Registrant to its shareholders and to other accredited investors introduced to the Registrant by several of its shareholders, and no commissions or other remuneration was paid in connection this private placement. The valuation of this offering was based on the Registrant’s discussions with several of its potential investors and financial intermediaries, as well as on discussions between the Registrant and several of its shareholders who were being asked to consider an additional investment in the Registrant. The valuation also reflected the Registrant’s need to complete this financing quickly. It further reflected the fact that investors in the private placement were being asked to take on significant risk due to the fact that the Registrant would need to complete another significantly larger financing following the private placement in order to achieve its objectives. The placement ultimately closed on July 24, 2006, although a substantial portion of the private invested funds were raised in June 2006, with the Registrant ultimately raising gross proceeds of $3.3 million from 48 accredited investors, about half of whom were existing holders of the Registrant’s securities.

•	In the spring of 2006, the Registrant was engaged in a search for a Vice President of Regulatory Operations. During that search, the Registrant was introduced to Douglas Winship, who was introduced to the Registrant by a search firm and was not affiliated with the Registrant. In late June 2006, Mr. Winship agreed to join the Registrant. As part of his compensation package, the Registrant agreed to grant Mr. Winship a five-year stock option to purchase 100,000 shares of the Registrant’s common stock at an exercise price of $4.35 per share (the price at which the then ongoing private placement was being made). Mr. Winship joined the Registrant in early July 2006.

•	In the beginning of July 2006, the Registrant selected First Albany Capital, Inc. and Stifel Nicolaus & Company, Incorporated as the managers of a proposed initial public offering of the Registrant’s common stock. Based on recent discussions between the Registrant and First Albany, which is acting as the managing underwriter, the Registrant believes

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that the underwriters are considering valuing the Registrant in the offering at a pre-money valuation of between $110 million and $130 million. However, such pricing has not yet been finalized. Notwithstanding, the Registrant is providing this information to the staff so that the staff has an understanding of the valuation of this offering compared to the Registrant’s prior offerings.

The Registrant believes that the substantial increase in the valuation of public companies in the addiction marketplace has occurred in the last few months and has been fueled by the following events:
•	During mid to late 2005, several events occurred in the investment community that positively impacted the investment community’s view regarding companies developing products to treat addiction, and its views as to the valuations of those entities. These events included the announcement of the Alkermes, Inc. — Cephalon, Inc. joint venture regarding Vivatrol in June 2005, the follow-on offering in November 2005 by Hythiam, Inc. and the December 2005 initial public offering by Somaxon Pharmaceuticals, Inc.;

•	There has been substantial interest in scientific circles and in the press about the development of pharmaceutical products to treat addiction, and particularly in the use of vigabatrin to treat addiction. Articles in the New York Times, the Wall Street Journal and in USA Today have evidenced the widespread view that pharmacologic products to treat addiction will be positively received and widely sought by the medical community. Copies of these articles will be sent to the staff supplementally under separate cover; and

•	Potential financing sources, including the investment bankers who have preliminarily agreed to manage the Registrant’s initial public offering viewed positively the current status of the Registrant’s product development efforts, including the positive results shown in the 2003 and 2004 pilot studies and the fact that the FDA had granted “fast-track” status to the Registrant with respect to CPP-109.
The Registrant also believes that its proposed pre-money valuation range for its proposed initial public offering is consistent with the valuations of other biopharmaceutical companies at similar points of product development.
•	The Registrant has just retained Charles W. Gorodetzky, M.D., Ph.D. to act as the Registrant’s Chief Medical Officer. As part of its arrangement with Dr. Gorodetzky, the Registrant has agreed to issue to him five-year stock options to purchase 15,000 shares of the Registrant’s common stock at an exercise price equal to the IPO price.
•	The Registrant has accounted for all the equity instruments, other than the options issued to its Chief Executive Officer, using variable accounting under EITF 96-18 and accordingly has reflected these instruments at their fair value of $4.35 per share at December 31, 2005.

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Interim Financial Statements
Notes to Financial Statements, page F-18
65.	Please provide the disclosures required by paragraphs 64, 84, and A240 of SFAS 123(R), Share-Based Payment.

Issuer’s Response

The financial statement disclosures have been revised to include the disclosures required by paragraphs 64, 84 and A240 of SFAS 123R Share Based Payment.
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     We look forward to hearing back from you regarding Amendment No. 1 to the Registration Statement. If you have any questions, please feel free to give me a call.